D. Boral ARC Acquisition I Corp.

10 E. 53rd Street, Suite 3001

New York, NY 10022

July 29, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	D. Boral ARC Acquisition I Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-286810) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on July 23, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for July 29, 2025, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

D. Boral ARC Acquisition I Corp.

By:	/s/ David Boral
	Name:	David Boral
	Title:	Chief Executive Officer